SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Priority Technology Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74275G 107
(CUSIP Number)

Thomas C. Priore

c/o Priority Technology Holdings, Inc.

2001 Westside Parkway, Suite 155

Alpharetta, GA 30004

(800) 935-5961

With a copy to:

John Mahon, Esq.

F. Xavier Kowalski, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 9 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74275G 107	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Thomas C. Priore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 33,613,250
	8	SHARED VOTING POWER 13,120,810
	9	SOLE DISPOSITIVE POWER 33,613,250
	10	SHARED DISPOSITIVE POWER 13,120,810

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 46,734,060
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.7% (based on 67,007,172 shares of Common Stock outstanding on November 8, 2019)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74275G 107	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Priority Incentive Equity Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 620,810
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 620,810

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 620,810
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (based on 67,007,172 shares of Common Stock outstanding on November 8, 2019)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74275G 107	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Thomas Priore 2019 GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (based on 67,007,172 shares of Common Stock outstanding on November 8, 2019)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74275G 107	SCHEDULE 13D	Page 5 of 9 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 3, 2018 (the “Original Schedule 13D”) and Amendment No. 1 to the Original Schedule 13D filed with the SEC on August 21, 2019 (“Amendment No. 1” and, together with the Original Schedule 13D, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the Common Stock, $0.001 par value per share (“Common Stock”) of Priority Technology Holdings, Inc., a Delaware corporation (the “Issuer”), with principal executive offices at 2001 Westside Parkway, Suite 155, Alpharetta, GA 30004.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:
(a)	This statement is filed by:

(i) Priority Incentive Equity Holdings, LLC (“PIEH”), with respect to the shares of Common Stock directly held by it;

(ii) Thomas Priore 2019 GRAT (the “GRAT”), with respect to the shares of Common Stock directly held by it; and
(iii) Thomas C. Priore (“Mr. Priore”), who serves as the managing member of Priority Investment Holdings, LLC (“PIH”), the manager of PIEH, with respect to the shares of Common Stock directly held by him and by PIEH and the GRAT.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any Reporting Person is the beneficial owner of the securities reported herein.

(b)	The principal business address of the Reporting Persons and PIH is c/o Priority Technology Holdings, Inc., 2001 Westside Parkway, Suite 155, Alpharetta, GA 30004.

(c)	The principal business of PIEH is to hold shares of Common Stock reflecting equity incentive awards that have been granted to certain employees and former employees of the Issuer and its predecessor. Mr. Priore serves as the sole managing member of PIEH. The principal business of PIH is to serve as the manager of PIEH.

(d)	None of the Reporting Persons nor PIH has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 74275G 107	SCHEDULE 13D	Page 6 of 9 Pages

(e)

On June 21, 2010, the SEC filed a civil lawsuit against ICP Asset Management (“ICP”) and Mr. Priore in his role as majority owner, President and Chief Investment Officer of ICP’s registered investment advisor. The SEC principally alleged that portfolio rebalancing trades executed by ICP at the height of the credit crisis, in connection with its management of the assets of four collateralized debt obligation vehicles (the Triaxx “CDOs”), violated certain fiduciary duties and obligations under the CDOs’ trust indentures. The SEC contended that certain trades executed by ICP at purchase prices between the CDO trusts, should have been executed at then prevailing market prices and on an arms’ length basis, and, by failing to do so, ICP caused the CDOs to overpay for securities in violation of its fiduciary duty. The SEC further alleged that the nature of certain trades were mischaracterized to investors and executed without requisite approvals from the CDOs’ trustee. On August 14, 2012 Mr. Priore and ICP agreed to a civil settlement with regulators without admitting or denying the allegations, consenting to the entry of a civil order by the SEC. On March 11, 2015 the administrative settlement was entered pertaining to the SEC Order that barred Mr. Priore from associating with any broker, dealer, investment adviser, municipal securities dealer or transfer agent, and from participating in any offering involving a penny stock, for a minimum of five years from the date of the SEC Order with the right to apply to the applicable regulatory body for reentry thereafter. The SEC Order does not, nor has it ever, prohibited Mr. Priore’s involvement with Priority, or his service as Executive Chairman of the Issuer subsequent to the Business Combination.

None of PIEH, PIH or the GRAT, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	PIEH is a Delaware limited liability company. PIH is a Delaware limited liability company. The trustee of the GRAT and Mr. Priore’s spouse, Lori Priore, is a citizen of the United States. Mr. Priore is a citizen of the United States.

Item 3.	Source and Amounts of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 15, 2019, Mr. Priore contributed 2,500,000 shares of Common Stock to Lori A. Priore, Mr. Priore’s spouse, and Bertrand H. Smyers, in their capacity as trustees of the Thomas C. Priore Irrevocable Insurance Trust u/a/d 1/8/2010, for the benefit of his spouse and his children. On November 15, 2019, Mr. Priore also contributed 10,000,000 shares of Common Stock to Lori A. Priore, in her capacity as trustee of the GRAT, for the benefit of his spouse and his children.

CUSIP No. 74275G 107	SCHEDULE 13D	Page 7 of 9 Pages

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a)	See rows (11) and (13) of the cover pages to this Amendment No. 2 for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by the Reporting Persons. The percentages used in this Amendment No. 2 are calculated based upon 67,007,172 shares of Common Stock reported to be outstanding as of November 8, 2019, as described in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2019.

(b)	See rows (7) through (10) of the cover pages to this Amendment No. 2 for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as described in Items 3 and 4, the Reporting Persons have not effected any transaction in the Common Stock within the past sixty days.

(d)	Certain employees and former employees of the Issuer and its predecessors have the power to direct the receipt of dividends from, and the right to receive proceeds, from the sale of the shares of Common Stock held by PIEH.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 6	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 74275G 107	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Date: November 19, 2019

Priority Incentive Equity Holdings, LLC

By: Priority Investment Holdings LLC, its Manager

/s/ Thomas C. Priore
Name:	Thomas C. Priore
Title:	Managing Member

/s/ Thomas C. Priore
THOMAS C. PRIORE

LORI PRIORE, AS TRUSTEE FOR THE Thomas Priore 2019 GRAT

/s/ Lori Priore

CUSIP No. 74275G 107	SCHEDULE 13D	Page 9 of 9 Pages

EXHIBIT 6

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: November 19, 2019

Priority Incentive Equity Holdings, LLC

By: Priority Investment Holdings LLC, its Manager

/s/ Thomas C. Priore
Name:	Thomas C. Priore
Title:	Managing Member

/s/ Thomas C. Priore
THOMAS C. PRIORE

LORI PRIORE, AS TRUSTEE FOR THE Thomas Priore 2019 GRAT

/s/ Lori Priore